[Exhibit 82]







SCHRECK MORRIS
STEVE MORRIS
M. KRISTINA PICKERING
1200 Bank of America Plaza
300 South Fourth Street
Las Vegas, Nevada 89101
(702) 474-9400

WACHTELL, LIPTON, ROSEN & KATZ
BERNARD W. NUSSBAUM
KENNETH B. FORREST
ERIC M. ROTH
MARC WOLINSKY
51 West 52nd Street
New York, New York  10019
(212) 403-1000

Attorneys for Defendants-Counterclaimants
HILTON HOTELS CORPORATION and HLT CORPORATION


                 UNITED STATES DISTRICT COURT

                      DISTRICT OF NEVADA

ITT CORPORATION, et al.,        )
                                )
         Plaintiffs,            )   CV-S-97-00893-DWH (RLH)
                                )
         -vs-                   )
                                )
HILTON HOTELS CORPORATION       )   ANSWER AND COUNTERCLAIMS
and HLT CORPORATION,            )
                                )
         Defendants.            )
                                )
--------------------------------)
HILTON HOTELS CORPORATION and   )
HLT CORPORATION,                )
                                )
         Counterclaimants,      )
                                )
         -vs-                   )
                                )
ITT CORPORATION, BETTE B.       )
ANDERSON, RAND V. ARASKOG,      )
NOLAN D. ARCHIBALD, ROBERT A.   )
BOWMAN, ROBERT A. BURNETT,      )
PAUL G. KIRK, JR., EDWARD C.    )
MEYER, BENJAMIN F. PAYTON,      )
VIN WEBER and MARGITA E. WHITE, )
                                )
       Counterclaim Defendants. )
                                )

         Defendants Hilton Hotels Corporation ("Hilton") and HLT Corporation (collectively, "defendants"), by their undersigned attorneys, make the following responses to the allegations of the Complaint for Declaratory Relief (the "Complaint") filed on July 16, 1997:

         1. Defendants deny the allegations of Paragraph 1 of the Complaint, except admit that the ITT Board of Directors has approved a so-called Comprehensive Plan involving the spinoff of ITT businesses and the repurchase of equity and debt.

         2. Defendants deny the allegations of Paragraph 2 of the Complaint, except admit that Hilton is likely to challenge and, by its Counterclaims, is challenging ITT's implementation of its Comprehensive Plan, and that ITT is seeking declaratory relief.

         3. Defendants admit the allegations of Paragraph 3 of the Complaint.

         4. Defendants admit the allegations of Paragraph 4 of the Complaint.

         5. Defendants admit the allegations of Paragraph 5 of the Complaint.

         6. Defendants admit the allegations of Paragraph 6 of the Complaint.

         7. Defendants admit the allegations of Paragraph 7 of the Complaint.

         8. Defendants admit the allegations of Paragraph 8 of the Complaint.

         9. Defendants admit the allegations of Paragraph 9 of the Complaint.

         10. Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 10 of the Complaint.

         11. Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations of the first sentence of Paragraph 11 of the Complaint, admit that ITT's stock has traded above the offer price every day since Hilton's announcement and that, as of June 27, 1997, approximately 1.3 mill-ion ITT shares had been tendered to Hilton, and deny the remaining allegations of the paragraph.

         12. Defendants deny the allegations of Paragraph 12 of the Complaint.

         13. Defendants deny the allegations of Paragraph 13 of the Complaint, except admit that Hilton has stated that, if its proposed merger with ITT is completed, it may sell or license the Sheraton brand name to HFS Incorporated ("HFS"), and deny knowledge or information sufficient to form a belief as to the truth of the allegations of the last sentence of the paragraph.

         14. Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 14 of the Complaint.

         15. Defendants deny the allegations of Paragraph 15 of the Complaint.

         16. Defendants admit the allegations of the first and second sentences of Paragraph 16 of the Complaint and deny knowledge or information sufficient to form a belief as to the truth of the remaining allegations of the paragraph.

         17. Defendants deny the allegations of Paragraph 17 of the Complaint.

         18. Defendants deny the allegations of the first sentence of Paragraph 18 of the Complaint, and deny knowledge or information sufficient to form a belief as to the truth of the remaining allegations of the paragraph.

         19. Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 19 of the Complaint.

         20. Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 20 of the Complaint, except to admit that FelCor acquired five of ITT's hotels and ITT entered into contracts to manage such hotels.

         21. Defendants deny the allegations of Paragraph 21 of the Complaint, except admit that ITT has adopted portions of Hilton's plan for ITT.

         22. Defendants deny the allegations of Paragraph 22 of the Complaint, except admit that the elements of the Comprehensive Plan include the matters alleged in the second sentence of that paragraph.

         23. Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 23 of the Complaint, except admit that 9 of the 11 members of the ITT Board are not officers of the corporation.

         24. Defendants deny the allegations of Paragraph 24 of the Complaint and aver that the ITT Board has acted on an uninformed basis and in bad faith.

         25. Defendants deny the allegations of Paragraph 25 of the Complaint and aver that the ITT Board has acted on an uninformed basis and in bad faith.

         26. Defendants deny the allegations of Paragraph 26 of the Complaint, except deny knowledge or information as to whether any Sheraton owners and franchisees have expressed concern that Hilton may reflag Sheraton properties under the Hilton name or that HFS will take over Sheraton's management contracts, and aver that the ITT Board has acted on an uninformed basis and in bad faith.

         27. Defendants deny knowledge or information as to what the Board "believes" regarding the Equity Repurchase and deny the remaining allegations of Paragraph 27 of the Complaint.

         28. Defendants deny knowledge or information as to what the Board "believes" regarding the Debt Repurchase and deny the remaining allegations of Paragraph 28 of the Complaint.

         29. Defendants deny knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 29 of the Complaint and aver that the corporate "governance mechanisms" that the ITT Board reportedly has approved, including the provision for a classified board of directors, represent an unreasonable response to the Hilton offer and are designed and intended to entrench the current directors and officers of ITT and frustrate the shareholders' exercise of their corporate franchise, and that the "governance mechanisms" were adopted in bad faith and on an uninformed basis.

         30. Defendants state that no response is required to the first sentence of Paragraph 30 of the Complaint since said sentence states a legal conclusion; and deny knowledge or information sufficient to form a belief as to the truth of the allegations of the second, third, fourth, fifth, sixth, seventh and eighth sentences of that paragraph, except admit that Hilton's charter has a classified board provision (which was adopted by shareholder vote) and that when Old ITT's forestry products subsidiary was spun off in 1994, the charter of the new company included a classified board provision (which was adopted by shareholder vote).

         31. Defendants deny the allegations of Paragraph 31 of the Complaint and aver that the "classified board" reportedly adopted by ITT for Destinations represents an unreasonable response to the Hilton offer and is designed and intended to entrench the current directors and officers of ITT and frustrate the shareholders' exercise of their corporate franchise and that the "classified board" provision was adopted in bad faith and on an uninformed basis.

         32. Defendants deny the allegations of Paragraph 32 of the Complaint.

         33. Defendants admit the allegation in Paragraph 33 of the Complaint that there is an immediate controversy between Hilton and ITT concerning the legality of plaintiffs' actions and deny the allegation concerning the "merits of the Plan".

         34. Defendants deny the allegations of the first sentence of Paragraph 34 of the Complaint, except admit that defendants have moved for injunctive relief on three separate occasions in the action entitled Hilton Hotels Corp. v. ITT Corp., CV-S-97-00095-PMP (RLH), and have amended and supplemented their complaint in that action, and refer the Court to the pleadings defendants have filed in that action for the contents thereof.

         35. Defendants admit the allegations of Paragraph 35 of the Complaint.

                               COUNT ONE
                         (Declaratory Relief)


         36. Defendants repeat and reallege their responses to each of the allegations of Paragraphs 1 through 35 of the Complaint.

         37. Defendants admit that they allege that the Plan violates the Board's fiduciary duties and deny the remaining allegations of Paragraph 37 of the Complaint.

         38. Defendants deny the allegations of Paragraph 38 of the Complaint.

         39. Defendants deny the allegations of Paragraph 39 of the Complaint.

         40. Defendants deny the allegations of Paragraph 40 of the Complaint.

         41. Defendants deny the allegations of Paragraph 41 of the Complaint.

         42. Defendants deny the allegations of Paragraph 42 of the Complaint.

         43. Defendants admit the allegation of Paragraph 43 of the Complaint that an actual controversy exists between ITT and Hilton.

         44. Defendants admit the allegation of Paragraph 44 of the Complaint that plaintiffs seek declaratory relief and aver that the ITT Board has acted outside its powers, has breached its fiduciary duty to ITT shareholders, has unlawfully impeded the shareholders' exercise of their corporate franchise, and has acted on an uninformed basis and in bad faith.

                               COUNT TWO
                         (Declaratory Relief)

         45. Defendants repeat and reallege their answers to each of the allegations of Paragraphs 1 through 44 of the Complaint.

         46. Defendants deny the allegations of Paragraph 46 of the Complaint.

         47. Defendants deny the allegations of Paragraph 47 of the Complaint.

         48. Defendants admit the allegation of Paragraph 48 of the Complaint that an actual controversy exists between ITT and Hilton.

         49. Defendants admit the allegations of Paragraph 49 of the Complaint that plaintiffs seek declaratory relief and aver that Hilton has standing to challenge the unlawful actions of ITT and its incumbent directors.


                       FIRST AFFIRMATIVE DEFENSE

         50. The Complaint fails to state a claim upon which relief can be granted.

                      SECOND AFFIRMATIVE DEFENSE

         51. Plaintiffs' claims for relief are barred by the doctrine of unclean hands.

                       THIRD AFFIRMATIVE DEFENSE

         52. Plaintiffs' claims for relief are barred by the doctrine of estoppel.

                             COUNTERCLAIMS

         Defendants and counterclaimants Hilton Hotels Corporation ("Hilton") and HLT Corporation ("HLT"), for their counterclaims against plaintiffs ITT Corporation ("ITT"), Bette B. Anderson, Rand V. Araskog, Nolan D. Archibald, Robert A. Bowman, Robert A. Burnett,
Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber and Margita E. White, allege upon knowledge with respect to their own acts and upon information and belief as to all other matters, as follows:

                      NATURE OF THE COUNTERCLAIMS

         1. On January 31, 1997, Hilton commenced a tender offer for the stock of plaintiff ITT Corporation ("ITT") at $5 per share. Hilton also announced its intention to conduct a proxy contest at ITT's 1997 Annual Meeting so as to give ITT shareholders the opportunity to decide for themselves whether they want ITT to pursue a transaction with Hilton or remain independent. These counterclaims are brought for injunctive and declaratory relief to redress a wrongful course of conduct by the ITT Board of Directors. That course of conduct is designed to deprive ITT shareholders of the opportunity to receive the benefits of Hilton's tender offer and proposed second-step merger. It is also designed to eliminate the ability of ITT's shareholders to meaningfully exercise their corporate franchise -- to prevent them from exercising their basic right to turn incumbent directors out of office if they so desire.

         2.   The ITT Board's wrongful course of conduct culminated
in a July 16, 1997 announcement of the Board's adoption of a
"Comprehensive Plan."   Under the Plan, ITT intends to split itself
into three separate, publicly owned companies through spin-offs of its "core" hotel and gaming business as well as its technical school business. After the spin-offs are complete, the sole remaining business of the present ITT Corporation will be telephone directory publishing, and effective control of that corporation will be sold to a leveraged buy-out firm.

         3. ITT has publicly denied that the Board's adoption of the Comprehensive Plan was prompted by Hilton's tender offer and has, instead, touted the Plan as a means to "sharpen ITT's strategic focus and enhance shareholder value." These statements are false. Were it not for Hilton's tender offer, the ITT Board would not have adopted the Comprehensive Plan, and the Plan was not adopted to "enhance shareholder value." Rather, the Plan is an elaborate entrenchment scheme designed to (i) deprive ITT shareholders of their fundamental right to decide for themselves who shall govern their corporation and what its future should be; (ii) prevent Hilton at all costs from acquiring control of ITT; and (iii) maximize the job security of ITT's senior management. Thus:

         (a) The Comprehensive Plan will not be put to a vote of the ITT shareholders, unlike the 1995 spin-off that resulted in the creation of the current ITT. Instead, having already delayed its Annual Meeting for six months until November 1997, ITT is racing to consummate the Plan by late September 1997. The incumbent ITT directors are thus manipulating the voting machinery to deprive their shareholders of any meaningful opportunity, before the Plan is consummated, to choose between the two competing proposals and the states of nominees supporting them.

         (b) The Comprehensive Plan is structured to prevent ITT's shareholders from voting to transfer control of ITT's "core" hotel and gaming assets to Hilton even after the Plan's consummation. ITT Destinations, Inc. ("Destinations"), the new company formed to hold ITT's hotel and gaming assets, will be armed with every conceivable takeover defense. Most significantly, unlike ITT's articles of incorporation, Destinations' articles of incorporation will include a "staggered board" provision whereby only one-third of the directors will stand for election each year. If the spin-off of Destinations is accomplished, ITT will have effected a de facto amendment of its articles of incorporation without a shareholder vote, and Destinations' shareholders will not have the ability to replace a majority of the Destinations directors with Hilton's nominees at the new company's next annual meeting.

         (c) The Comprehensive Plan also threatens to saddle ITT and its shareholders with a massive tax liability. While ITT claims that the spin-offs will be tax-free transactions, it has decided not to obtain an IRS ruling because such a ruling cannot be obtained before the November 1997 deadline for holding ITT's Annual Meeting. ITT plans instead to rely solely upon a tax opinion letter from the same law firm that has been providing it with advice in defending against the Hilton takeover. If this opinion turns out to be wrong, ITT will be exposed to a $1.4 billion tax liability and ITT's shareholders will be exposed to an additional $1.4 billion tax liability. Even if that opinion turns out to be correct, the Comprehensive Plan deliberately imposes a potentially massive tax-related barrier to Hilton's acquisition of Destinations. Under existing federal tax laws and recently passed tax legislation, even if the spin-off of Destinations is tax-free, Hilton's acquisition of Destinations after the spin-off could make the spin-off taxable, resulting in the incurrence of billions of dollars in tax liability. By virtue of these factors, among others, the Plan is an unlawfully preclusive response to Hilton's offer.

For these and other reasons detailed below, the Comprehensive Plan constitutes (i) an unlawful manipulation of the corporate electoral machinery, (ii) an illegal attempt to amend ITT's articles of incorporation without a shareholder vote, and (iii) an unreasonable response to any "threat" allegedly posed by Hilton's tender offer.

         4. The adoption of the Comprehensive Plan also constitutes an impermissible attempt to deprive ITT shareholders of the maximum value attainable for their shares. Before authorizing a break-up of ITT and the sale of a controlling interest in the company, it was incumbent upon the ITT Board of Directors to seek to obtain the highest value reasonably obtainable for shareholders.
In pursuing this objective, the ITT Board was obligated to obtain all material information reasonably available to them. The ITT Board of Directors has failed to perform these duties. Hilton has repeatedly stated that it would consider raising its bid if given access to non-public information. It has requested the opportunity to meet with ITT to discuss the terms of its bid. The ITT Board has never responded to Hilton and never sought to ascertain what Hilton's highest price was. The ITT Board has tried to justify its rejection of the Hilton bid and its support for the Comprehensive Plan by pointing to certain "issues" purportedly raised by Hilton's bid. But the Board has never requested any information from Hilton pertaining to any of these supposed "issues". Rather, the ITT Board has acted to entrench ITT's current management, even if it means trampling on the shareholders' right to control the destiny of their company by voting the incumbent directors out of office.

                        JURISDICTION AND VENUE

         5. This Court has jurisdiction over these Counterclaims pursuant to 28 U.S.C. ss.ss. 1331, 1332(a) and 1337 and 15 U.S.C. ss. 78aa. The amount in controversy is in excess of $75,000, exclusive of interest and costs.

         6. Venue is proper in the unofficial Southern Division of this District pursuant to 28 U.S.C. ss. 1391, 15 U.S.C. ss. 78aa and LR IA 8-1.

                              THE PARTIES

         7. Hilton is a Delaware corporation with its principal executive offices in Beverly Hills, California. Hilton is a leading owner and operator of full-service hotels and gaming properties located in gateway cities, urban and suburban centers and resort areas throughout the United States and in selected international cities. Hilton is the beneficial owner of over 315,000 ITT shares.

         8. HLT is a Delaware corporation with its principal place of business in Beverly Hills, California. HLT, a wholly-owned subsidiary of Hilton organized in connection with Hilton's tender offer and the proposed merger, is the record and beneficial owner of 100 shares of ITT stock.

         9. ITT is a Nevada corporation with its principal executive offices in New York, New York. ITT is engaged, through subsidiaries, in the hospitality, gaming, telephone directories publishing and post-secondary technical education businesses.

         10.  Rand V. Araskog is Chairman of the Board and Chief
Executive Officer of ITT and a citizen of the State of New York.

         11. Robert A. Bowman is ITT's President and Chief Operating Officer and a member of the ITT Board of Directors. Bowman is a citizen of the State of New York.

         12. Bette B. Anderson, Nolan D. Archibald, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber, and Margita E. White, are directors of ITT. None of these directors is a citizen of the State of Delaware or the State of California.

                         Hilton's Tender Offer

         13. In the last quarter of 1996, Hilton contacted one of ITT's principal financial advisers to determine whether ITT would be interested in pursuing a business combination with Hilton. The

ITT adviser reported back that ITT had no interest in pursuing such a combination.

         14. On January 27, 1997, Hilton announced its intention to commence a tender offer pursuant to which Hilton is seeking to acquire 50.1% of the outstanding shares of ITT stock at $55 per share. Hilton's announcement stated that its offer was based solely on public information and that a review of ITT's non-public information could result in an even higher bid. Hilton formally commenced its tender offer on January 31. Upon consummation of the tender offer, Hilton intends to acquire the remaining shares of ITT in a second-step merger in which ITT shareholders will receive $55 in Hilton stock for each ITT share that they own.

         15. Hilton's January 27 announcement made clear that, while ITT is a diversified conglomerate, Hilton's interest in ITT focused on its hotel and gaming assets. Thus, in the January 27 announcement, Hilton stated that it believed that the "combination of ITT and Hilton would bring together two of the world's leading lodging companies as well as two premier gaming businesses" and that "ITT's owned full-service hotel portfolio, along with its major gaming presence in Las Vegas, Atlantic City and other jurisdictions, fits perfectly with [Hilton's] stated growth objectives." Hilton's announcement added that, if it acquired control of ITT, it would "carefully review" ITT's remaining businesses and that "the monetization of [those] nonstrategic assets, and a focus on the company's core business lines" would "create even more value for the shareholders of the combined companies."

         16. ITT has a number of anti-takeover provisions in place, including its Shareholder Rights Plan, better known as a "poison pill." In the event that a third-party like Hilton acquires 15% or more of ITT's shares, the "poison pill" enables all ITT shareholders other than the third-party to purchase ITT preferred shares at a 50% discount from market value. ITT's former corporate parent has publicly acknowledged that the "poison pill" "may render an unsolicited takeover of [ITT] more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer [ITT's] shareholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the shareholders of [ITT]."

         17.  ITT also has the anti-takeover protections of Nevada
Rev. Statutes ss.ss. 78.378 et seq. (the "Control Share Acquisition Statute") and Nevada Rev. Statutes ss.ss. 78.411 et seq. (the "Business Combination Statute"). ITT's former corporate parent has publicly acknowledged that the Control Share Acquisition and Business Combination Statutes "may delay or make more difficult acquisitions or changes of control of [ITT]", "may have the effect of preventing changes in the management of [ITT]" and "could make it more difficult to accomplish transactions which [ITT] shareholders may otherwise deem to be in their best interests."

         18. The Hilton tender offer and second-step merger cannot be consummated unless the ITT Board removes or makes inapplicable ITT's various anti-takeover devices, including its "poison pill" and the provisions of the Control Share Acquisition Statute and the Business Combination Statute. Accordingly, Hilton has conditioned its tender offer upon these takeover defenses being removed or otherwise rendered inapplicable to the Hilton offer by the ITT Board.

         19. Because the ITT Board of Directors has the power to remove these impediments and permit ITT's shareholders to decide for themselves whether they want to accept Hilton's tender offer, Hilton has coupled its tender offer with a proxy contest to replace ITT's incumbent Board. On February 11, 1997, in accordance with the requirements of Section 2.2 of ITT's by-laws, Hilton gave notice to ITT of its intention to nominate a slate of candidates for election as directors to the ITT board at the 1997 annual meeting and its intention to present a resolution urging the Board to arrange a sale of the company to Hilton or any higher bidder. On March 21, 1997, Hilton cleared its proxy materials with the SEC and began soliciting proxies from ITT's shareholders. The Hilton slate is committed, subject to its fiduciary duties, to remove the obstacles to consummation of Hilton's proposed tender offer and merger.


                       The ITT Board Rejects the
                       Hilton Bid and Begins the
                          Liquidation of ITT

         20. The ITT Board of Directors formally rejected Hilton's offer on February 11, 1997. Despite the superior value offered by Hilton -- reflected in the 29% premium to the market value of ITT stock immediately prior to the announcement of the offer -- the ITT Board determined that the tender offer was "inadequate and not in the best interests of [ITT]." The Board's rejection of the Hilton offer was hasty and ill-informed. While the Board attempted to justify its rejection of the offer by citing "uncertainties as to the actual value" of the Hilton securities to be offered in the proposed second-step merger and the "lack of sufficient disclosure in Hilton's tender offer," the ITT Board did not ask Hilton to provide any additional information. Moreover, although Hilton had stated that a review of ITT's non-public information could result in an even higher offer, the ITT Board did not give Hilton the opportunity to review any such information. Since February 11, the ITT Board has rejected Hilton's repeated requests to meet with ITT to negotiate its bid and has actively sought to place obstacles in front of the bid.

         21. Rather than removing the impediments to Hilton's bid or accepting Hilton's invitation to negotiate, the ITT Board of Directors authorized management to engage in a series of transactions which collectively amount to an abandonment of ITT's long-term strategy and a break-up of the company. Commencing on February 14, 1997, ITT embarked on a number of transactions designed to dispose of assets outside of its "core" hotel and casino businesses. These transactions included the sale of ITT's 7.5 million shares of Alcatel Alsthom for approximately $830 million, the sale of ITT's 50% interest in Madison Square Garden arena cable network and related sports franchises for approximately $650 million, and the sale of its interest in WBIS+, a New York television station, for $128.8 million.

         22. On or about April 11, 1997, ITT filed its 1996 Annual Report with the SEC. The cover of ITT's Annual Report, stated in large, bold print -- "Fellow Shareholders: The issue is creating shareholder value." Inside the Annual Report, plaintiff Araskog's letter to shareholders stated that the ITT Board had "recognized the need to monetize or otherwise realize the value of

[ITT's] non-core assets in a more accelerated fashion than management had originally planned," but that the company would be "focusing on lodging and gaming, and creating value for [its] shareholders." Shortly after the Annual Report was filed, however, the Senior Vice President of ITT in charge of its hotel business was quoted in a hotel trade journal as follows: "The battle with Hilton, currently 'at the bottom of the first inning . . . is not a question of higher price.
Losing this thing is not an option. . . .  We're going to win this.  I intend to retire from ITT Sheraton eight years from now at age 65. We are committed to that.'" Recent actions by ITT confirm that defendants are not focused on "creating shareholder value" and that it is "not a question of price"; indeed, defendants have now embarked on a scheme to make ITT takeover-proof even at the cost of destroying shareholder value and violating shareholder democracy.


                  ITT's Disposition of "Core" Assets

         23. Seeking to drive Hilton away, in the spring of 1997, ITT embarked upon a scheme to dispose of ITT's "core" hotel assets in a fashion that threatens to preclude Hilton or any other potential bidder from acquiring control of ITT without the consent of the incumbent ITT board. On May 19, 1997, ITT and FelCor Suites Hotels, Inc. ("FelCor"), a Dallas-based real estate investment trust, announced the creation of a "long term strategic alliance" beginning with an agreement in principle for FelCor to purchase five hotels from ITT for $200 million. The proposed transaction called for ITT to receive additional consideration in the form of a management contract which allows ITT to manage the hotels for a period of 20 years. The proposed management agreement would include a change of control penalty provision entitling FelCor to terminate ITT's right to manage the hotels -- and terminate its obligation to pay management fees to ITT -- in the event of a change of control of ITT that is not approved by the incumbent directors.
The existence of this provision was concealed by ITT when it announced the agreement in principle with FelCor.

         24. On June 3, 1997, The Wall Street Journal reported that, according to "people familiar with decisions," ITT is entertaining bids for several of its "crown jewel" hotels, while "demanding that purchasers of the marquee properties sign management contracts with ITT" including change of control penalty provisions. The Journal article quoted ITT sources as saying that the company is now willing to sell any of its hotels for "the right price and if they can retain a management contract." The article also quoted an ITT spokesman to the effect that an "overwhelming majority" of the 58 hotels that ITT has added to its roster of managed hotels this year could legally switch their contracts to other companies if ITT were taken over. A noted hotel consultant characterized the change of control penalty provisions as an "esoteric and kind of powerful" anti-takeover provision. A follow-up article in the June 4, 1997 issue of The Wall Street Journal reported that ITT's strategy was to sell "its most prized hotels" and thereby transform itself into "primarily a hotel-management company."

         25. In two separate letters to the ITT Board of Directors dated June 2 and June 9, Hilton's President and Chief Executive Officer, Stephen F. Bollenbach, objected to ITT's placement of change of control provisions in the FelCor and other management contracts, as well as its threatened sale of "crown jewel" properties on similar terms. Mr. Bollenbach advised the ITT Board that Hilton was a "ready, willing and able buyer for ITT's core assets," that Hilton could offer more for those assets than any other qualified purchaser, and that Hilton would not require any change of control penalty provisions in any management contract with ITT.

         26. Without responding to either of Mr. Bollenbach's letters, ITT entered into definitive agreements with FelCor and proceeded to close the transaction. Under its management agreement with ITT, FelCor's affiliate has the option to terminate the management contract 30 days after a "Change of Control" -- defined as
(i) the acquisition of more than 35% of ITT's voting stock within two years after a tender offer or proxy solicitation by the acquiror if the tender offer or proxy solicitation was not approved by a majority of the ITT directors in office at the time it was commenced, or (ii) the election of a majority of the ITT Board of Directors pursuant to a solicitation of proxies from ITT shareholders if the solicitation was not approved by a majority of the ITT directors in office at the time it was commenced.

         27. The change of control penalty provisions do not serve any legitimate purpose of FelCor or other potential purchasers of ITT assets. Indeed, FelCor's right of termination arises only if the incumbent ITT Board permits it to arise. It arises only if control of ITT is transferred without approval by a majority of the incumbent directors; in such instance, FelCor has a right to terminate its management contract even if the acquiror is a world-class operator of hotels, such as Hilton. But if ITT's incumbent Board decides to sell control of the company to a wholly incompetent hotel operator, FelCor has no right to terminate as a result.

         28. The change of control penalty provisions in ITT's proposed management agreements are a "poison pill" designed to destroy the value of ITT to Hilton or any other unwanted acquiror of ITT.
They are an entrenchment device that would operate to destroy the value of key ITT assets in the hands of anyone other than the incumbent management and Board or an acquiror who meets their approval. The change of control penalty provisions are also designed to serve the illegitimate purpose of deterring Hilton and other ITT shareholders from freely exercising their right to vote out the incumbent directors in a proxy contest. Victory in any such proxy fight (i.e., replacement of a majority of ITT's directors) would carry a potentially enormous cost to ITT and its shareholders -- the termination of the management contracts by the hotel owners and the resultant loss of millions of dollars in management fees by ITT.

         29. ITT continues to dispose of "core" assets and to enter into change of control penalty provisions designed to deter Hilton and entrench ITT's management. On August 3, 1997, ITT announced that it was disposing of 50 percent of both the Desert Inn Resort and Casino in Las Vegas and 34 acres of adjacent property (the "Desert Inn transaction"). ITT has thus entered into an agreement in principle with Davis Gaming, L.L.C., a company owned by Marvin Davis, providing that ownership of the Desert Inn and adjacent property will be sold to a joint venture owned 50 percent by Davis Gaming and 50 percent by ITT (the "Desert Inn

Agreement").  According to the announcement, ITT will receive
$250 million for the 50 percent interest being acquired by Davis
Gaming.

         30. As part of the Desert Inn transaction, ITT will manage the Desert Inn for ten years with an option to extend the management agreement for another ten years and, should the joint venture build a new hotel and casino on the adjacent parcel, ITT will manage that as well. The announcement makes clear that the management agreement will include a change of control penalty provision "similar" to that entered into with "other parties," i.e., FelCor.

         31. In its August 3, 1997 announcement, ITT stated that the Desert Inn Agreement contemplates completion of the transaction by November 1, 1997. This timing is no accident. It is intended to enable ITT to consummate the Desert Inn transaction, including implementation of the change in control penalty provision, prior to the ITT Annual Meeting and election of directors. This effort to deprive the ITT shareholders of free choice -- to penalize them if they should vote to oust the incumbent directors -- is another manipulation of shareholder voting rights in line with the course of conduct of ITT and it directors since Hilton announced its offer.

                        The ITT Board Fails to
                      Schedule the Annual Meeting

         32. ITT held last year's annual meeting on May 14, 1996. This was in keeping with a practice -- begun by ITT's corporate predecessor at least 20 years ago -- of holding its annual meetings in May. When ITT's Board of Directors failed to take steps to hold this year's annual meeting in May, Hilton moved for a preliminary injunction requiring the Board to do so. In opposing Hilton's motion, ITT told this Court that the Board's purpose in delaying the Annual Meeting was to give ITT shareholders the time to make "a more informed decision as to the real value of both ITT and the Hilton Transaction."

         33. At the oral argument on Hilton's motion for a preliminary injunction, counsel for ITT asserted that under NRS 78.345 ITT "can in effect have until November 14th, 1997 to have an annual meeting." In its April 21, 1997 order denying Hilton's motion for a preliminary injunction, this Court concluded that "subject to the right of a board of directors to specify a shorter period, annual meetings for Nevada corporations are contemplated to occur no later than eighteen months after the last such meeting." While ITT has recently stated that it "expect[s] to hold [its] 1997 annual shareholder meeting[] in November," and that all of its incumbent directors "will stand for election in November", the Board has yet to fix the meeting date.

                         The ITT Board Adopts
                        the Comprehensive Plan

         34. On July 16, 1997, ITT announced that at a meeting held the previous day, its Board of Directors reassessed Hilton's tender offer in light of developments since February 11 and "unanimously reaffirmed its conclusion" that Hilton's offer was "inadequate and not in the best interests of [ITT]." At the same time, ITT announced that its Board had unanimously approved the adoption of the Comprehensive Plan.

         35. The Comprehensive Plan consists of several major elements. The first major element, involves the spin-off of two of ITT's three remaining businesses (the "Spin-offs"). All of ITT's

"core" hotel and gaming assets will be placed in a newly formed Nevada subsidiary, Destinations. Subject to the satisfaction of various conditions, including the approval of gaming authorities in several states, ITT intends to distribute as a stock dividend to its shareholders all of Destinations common stock and all of ITT's shares in its 83.3%-owned technical school subsidiary, ITT Educational Services, Inc. ("ESI"). Following the Spin-offs, ITT's sole remaining business will be telephone directories publishing, and ITT will seek to change its name to ITT Information Services, Inc. ("ISI").

         36. A second major element of the Comprehensive Plan involves ITT's repurchase through a cash tender offer of up to 30 million shares of its common stock (approximately 25.7% of its outstanding shares) at a price of $70 per share, or a total of $2.1 billion (the "Equity Tender Offer"). ITT commenced the Equity Tender Offer on July 17, 1997. ITT has conditioned the Equity Tender Offer on, among other things, obtaining the requisite regulatory approvals and financing.

         37. A third major element of the Comprehensive Plan is the allocation of ITT's indebtedness between Destinations and ISI. (ITT claims that, for regulatory reasons, ESI cannot incur significant indebtedness.) To facilitate this allocation, ITT intends to commence a tender offer for all $2.0 billion of its publicly held debt securities and to repay certain other indebtedness (the "Debt Tender Offer").

         38. ITT has stated that it intends, subject to receipt of necessary approvals, to consummate the Spin-offs, the Equity Tender Offer and the Debt Tender Offer substantially concurrently in late September 1997. In order to finance these transactions, ISI and Destinations will be required to incur massive amounts of new debt. According to ITT's own public filings, Destinations will be responsible for at least $4.2 billion in indebtedness (representing approximately 63% of its total capitalization on a pro forma basis as of June 30, 1997), and ISI will be responsible for approximately $1.265 billion in indebtedness. ITT has acknowledged in its public filings that if the Comprehensive Plan is consummated, both Destinations and ISI will be "significantly leveraged." ITT has also stated that the "high degree of leverage" at Destinations and ISI "could have important consequences for stockholders," including
(i) impairing each company's ability to obtain additional financing on favorable terms in the future, (ii) reducing funds available for purposes other than debt service, (iii) subjecting each company to restrictive covenants with respect to a number of corporate activities, (iv) placing each company at a competitive disadvantage, and (v) hindering each company's ability to adjust to market conditions and making it more vulnerable in the event of a downturn in general economic conditions or in its business.

         39. A fourth major element of the Comprehensive Plan is the sale of effective control of post Spin-off ITT to an entity affiliated with the leveraged buy-out firm of Clayton, Dubilier & Rice, Inc. ("CDR") pursuant to a definitive agreement approved by the ITT Board at its July 15, 1997 Board meeting (the "CDR Sale Agreement"). Following the Spin-offs, a CDR affiliate will purchase approximately 32.9% of the outstanding common stock of ITT and warrants to purchase shares representing an additional 13.7% of its shares for aggregate consideration of $225 million. The warrants will have a ten-year term and permit CDR to buy ITT common stock directly from ITT at a 50% premium to CDR's initial purchase price. The CDR Sale Agreement, if consummated, would give CDR effective control of ITT in that, among other things: (a) CDR would be the single largest shareholder of the company whether or not it exercises its warrants; (b) CDR would have the contractual right to designate five members of ITT's 11-member Board of Directors; and (c) by virtue of special super-majority voting provisions in the CDR Sale Agreement, CDR's designees on the ITT Board would have the power to block (i) any issuance by ITT of equity securities (other than certain issuances pursuant to employee option or incentive plans); (ii) any merger, consolidation, recapitalization, liquidation or similar extraordinary corporate transaction by ITT; or (iii) any amendment or modification of ITT's charter or by-laws.

         40. While ITT has reserved the contractual right to terminate the CDR Sale Agreement in the event that the ITT Board determines not to go forward with the Spin-offs, that right of termination carries a hefty price tag -- the payment of a $25 million "termination fee" (reduced to $15 million if ITT enters into a merger agreement with Hilton) as well as CDR's "reasonable expenses" up to a maximum of $4 million. These termination fee provisions were designed, among other things, to make ITT less attractive to other bidders, including Hilton, by increasing the cost of making a competing bid.

                     The Comprehensive Plan is an
                     Unlawful Entrenchment Device

         41. In its press release announcing the Comprehensive Plan, in presentations to stock analysts and in interviews with the financial media, ITT and its agents have endeavored to portray the Comprehensive Plan as a "plan to create shareholder value." As is evident from the timing, structure and terms of the Plan, it is better understood as a plan to entrench ITT's incumbent management.

A.   ITT Will Not Let Its Shareholders
     Vote on the Comprehensive Plan

         42. ITT intends to consummate the Comprehensive Plan without putting it to a shareholder vote. Subject to its receipt of regulatory approval for the Comprehensive Plan, ITT intends to consummate the Spin-offs, the Equity Tender Offer and the Debt Tender Offer in late September 1997. Because ITT has deliberately delayed its 1997 Annual Meeting of Shareholders until November, ITT's intent is to deprive its shareholders the opportunity to express their collective view of these transactions before they occur.

         43. This intended timetable for the implementation of the Comprehensive Plan is entirely of ITT's making. On April 21, 1997, this Court denied Hilton's motion for a preliminary injunction requiring ITT to hold its 1997 Annual Meeting in May 1997 and, in that context, preliminarily ruled that ITT is not required under Nevada law to hold its 1997 Annual Meeting until November 1997. Based on ITT's representations that "with additional time the stockholders will be able to make a more informed decision as to the real value of both ITT and the Hilton Transaction", the Court also concluded that Hilton had failed to demonstrate that ITT's directors had breached any fiduciary duty to shareholders by failing to schedule the Annual Meeting in May. ITT is now using this Court's ruling as a vehicle for avoiding any shareholder vote on the Comprehensive Plan or on the election of ITT's Board before the Plan is consummated. ITT will not let its share-holders vote on the Plan, or on the election of directors before the Plan is implemented, for fear that the ITT shareholders would reject the Plan, and the incumbent directors who have adopted it, in favor of nominees who support a negotiated merger with Hilton.

         44. ITT's refusal to submit the Comprehensive Plan to a vote of its shareholders is in stark contrast to ITT's past practice. The current ITT is itself the product of a massive spin-off. In 1995, the company formerly known as ITT Corporation split itself into three public companies -- the current ITT, the company now known as ITT Industries, Inc. (an industrial manufacturer) and the company now known as Hartford Financial Services Group (an insurance company).
The former ITT (led by the same management team as the current ITT) submitted the 1995 spin-off plan to a shareholder vote because, as it acknowledged at the time, of its "importance to . . . shareholders." The Comprehensive Plan is no less important to ITT's current shareholders -- not only because of its dramatic effect on the financial structure of the company, but also because of its impact on Hilton's bid. But rather than risk defeat in a shareholder vote, the ITT Board has decided to "cram down" the Comprehensive Plan before the shareholders can decide who they want to run their company.

B.   The ITT Board Inserts a "Staggered Board"
     Provision in the Destinations Charter

         45. Despite the fact that hotels and gaming are ITT's "core business," the Comprehensive Plan calls for the spin-off of that business and the retention of its telephone directories publishing business, and not vice versa. ITT's primary purpose for structuring the Spin-offs in this fashion is to entrench the management team that will run the hotel and gaming business -- the business that Hilton has stated it is interested in acquiring -- by placing it in a new company (Destinations) that is bristling with takeover defenses.

         46. If the Spin-off of Destinations is consummated, the Comprehensive Plan envisions that plaintiff Araskog, ITT's Chairman and Chief Executive Officer, and plaintiff Bowman, ITT's President and Chief Operating Officer, will hold the same positions at Destinations. It is also contemplated that the other senior members of the ITT hotel and casino management team, including Daniel P. Weadock, Senior Vice President-Hotels, and Peter G. Boynton, Senior Vice President-Gaming, will have the same roles at Destinations. Moreover, Destinations' Board of Directors will be comprised of the existing ITT directors.
In recognition that the "real ITT" is wherever Mr. Araskog and his hotel and casino management team are at the helm, following the Spin-offs, Destinations intends to change its name to "ITT Corporation." Indeed, for accounting purposes, ITT treats the transaction as a spin-off of the telephone directories business, not a spin-off of Destinations.

         47. Several features of the Comprehensive Plan are designed to ensure that neither Hilton nor any other potential bidder will ever threaten the incumbency of Mr. Araskog and his management team again. Like ITT, Destinations will have the takeover protections of the Control Share Acquisition Statute, the Business Combination Statute and a Shareholder Rights Plan. In its SEC filing pertaining to the Spin-off, Destinations acknowledges that these defenses may have the effect of preventing a change of control at Destinations even if it is favored by a majority of the company's shareholders. The ITT Board will also give Destinations a particularly potent defense that ITT itself does not have -- a "staggered board."

         48. Destinations' Articles of Incorporation will provide that its 11-member Board of Directors will be divided into three classes as nearly equal in number as possible, each of which will serve for three years with one class being elected each year. Moreover, the Articles of Incorporation will contain provisions prohibiting stockholders from calling a special meeting or acting by written consent. As a result, at least two annual meetings of stockholders would be required for the stockholders to change a majority of the members of the Destinations Board.

         49. The import of the "staggered board" provisions in the Destinations charter is that, once the Spin-offs are consummated, ITT shareholders (i.e., the new Destinations shareholders) will be unable to decide for themselves whether to facilitate the sale of the company to Hilton by replacing a majority of the Destinations directors with Hilton's nominees at the company's next annual meeting. Thus, even if Hilton successfully waged a proxy contest at Destinations' first annual meeting, the Hilton nominees would be in the minority on the Board and could not themselves redeem the "poison pill" or remove the other barriers to a Hilton acquisition. Should the incumbents decide not to hold Destinations' second annual meeting until 18 months have passed (in accordance with this Court's interpretation of NRS 78.345), Hilton and ITT's other shareholders would not be able to change a majority of the members of the Destinations Board until May 1999. And plaintiff Araskog, who was last elected to the Board in May 1996, would not have to stand for re-election by the shareholders until the year 2000.

         50. ITT has sought to justify its inclusion of "staggered board" provisions in the Destinations charter on the grounds that many other companies, including several hotel and gaming companies, have "staggered boards." Under applicable law, however, companies amending their charter to provide for a "staggered board" -- which represents an important limitation on the shareholders' ability to exercise their franchise -- do so through a shareholder vote. By contrast, ITT is attempting to amend its charter not through a shareholder vote, but through the vote of the very directors who would be the direct beneficiaries of the proposed amendment.

C.   The Comprehensive Plan Contains
     a "Tax Poison Pill"

         51. The Comprehensive Plan further serves to entrench ITT's management because any acquiror of ITT or Destinations after the Spin-offs would be forced to swallow a "tax poison pill."

         52. In an SEC filing pertaining to the Comprehensive Plan, the ITT Board has sought to justify its support for the Plan on the grounds that the Spin-off will be tax-free to ITT and its shareholders. Thus, ITT's Board has stated that "[o]nly [ITT] as an independent entity can consummate such a [tax-free] transaction immediately", whereas an acquiror of ITT in a transaction that is taxable in whole or in part "would be unable to undertake a tax-free spin-off of [ITT] assets for a period of five years."

         53. When companies undertake a spin-off of the nature and magnitude contemplated by ITT, they typically seek a ruling in advance from the IRS in an effort to obtain some assurance prior to consummation that the requirements for tax-free treatment have been met. As a former IRS commissioner, Donald R. Alexander, recently told the Bloomberg news service: "People don't normally do a spin-off without the assurance of an IRS ruling. Probably they are doing it here simply because they have to rush the transaction." Indeed, the former ITT Corporation (now ITT Industries, Inc.) conditioned its 1995 spin-off of the current ITT on the receipt of a formal IRS ruling that the distribution would be tax free.

         54. ITT has stated that it has not sought an IRS ruling in connection with the Spin-offs and that it will not do so. ITT will not seek an IRS ruling because it typically takes four to six months to obtain one, and ITT management is desperate to consummate the Spin-offs before the Annual Meeting, which must be held in November 1997.

         55. In lieu of an IRS ruling, the ITT Board has stated that it will rely on a legal opinion from its takeover defense counsel to the effect that the Spin-offs will qualify as tax-free transactions under Section 355 of the Internal Revenue Code. Given the magnitude of the Spin-offs, it is virtually certain that these transactions will be audited by the IRS after they are completed. In an SEC filing, Destinations acknowledges that if the Spin-offs are consummated and the IRS ultimately disagrees with the legal opinion of ITT's counsel, ITT, ESI and Destinations would incur aggregate tax liability (which under law is the several liability of all three corporations) of $1.4 billion. Approximately 90%, or $1.25 billion, of this liability will be allocated to Destinations under contractual "tax sharing" arrangements. Destinations concedes that this huge tax liability "would have a material adverse effect on the financial position, results of operations and cash flows of each of ITT and [Destinations]." This is an understatement -- the corporate tax liability would render Destinations virtually insolvent. The risk that ITT or Destinations would incur liability of this magnitude serves as a powerful deterrent to any acquisition of these companies once the Spin-offs are effected. Moreover, if the IRS concludes that the Spin-offs are not entitled to tax-free treatment, ITT's shareholders would be subject to an additional tax liability of $1.4 billion. The risk that ITT's shareholders might incur this gargantuan liability if the Spin-offs are consummated makes the Board's decision not to follow the prudent course of seeking an IRS ruling and submitting the Comprehensive Plan to a shareholder vote particularly unreasonable.

         56. Even if the IRS were ultimately to conclude that the Spin-offs qualify for tax-free treatment under Section 355 of the Internal Revenue Code, the Comprehensive Plan imposes yet another potentially massive tax-related deterrent to Hilton's acquisition of Destinations. ITT's own public filings with respect to the Spin-offs state that: (i) under current tax law, if the IRS were to integrate the Spin-off of Destinations and Hilton's acquisition of the stock of either ITT or Destinations, the Spin-off of Destinations would result in taxable gain for ITT and its shareholders; and (ii) under proposed legislation recently passed by Congress, ITT would recognize taxable gain in connection with the Spin-off of Destinations if 50% or more of Destinations stock were acquired and such acquisition and the Destinations Spin-off were deemed part of a plan. Since Destinations has agreed to pay 90% of the tax liability ITT incurs as a result of the Spin-offs, Hilton's acquisition of Destinations after the Spin-offs could result in Destinations' incurrence of billions of dollars in tax liability -- another major deterrent to Hilton's acquisition of Destinations.

                      The ITT Board Lacks a Good
                       Faith Basis for Adopting
                        the Comprehensive Plan

         57. ITT launched the Comprehensive Plan with a barrage of publicity in which it trumpeted a number of ostensible rationales for adopting the Plan. These rationales are window dressing, created to obscure the Board's real purpose -- entrenching ITT management. Thus:

         (a) ITT has stated that it adopted the Comprehensive Plan as "another step in [ITT's] refinement of its strategic plan to focus on hotels and gaming and explore and exploit opportunities to enhance the value of [ITT) within that focus." In fact, not once before the Hilton offer was commenced did ITT tell its sharehold-ers that its strategy was to (i) sell assets purchased only a year or two after they were acquired (i.e., sale of Madison Square

              Garden and WBIS+ television station); (ii) shift from being an owner/operator of hotels to being a hotel man-agement company with management contracts terminable upon a change of control; (iii) spin off its hotel and casino assets and leverage the spun-off company to turn it into a "junk bond" rated company; or (iv) break up into three more pieces only two years after its last spin-off.

         (b) ITT claims that the Comprehensive Plan is "intended to enhance the value of the ongoing investment of stockholders." But, as noted above, the Comprehensive Plan creates a risk that ITT and its stockholders will be saddled with enormous tax liability in the event that the IRS determines that it is not entitled to tax-free treatment, a risk that could be avoided entirely if ITT followed the ordinary and prudent course of seeking an IRS ruling.

         (c) ITT asserts that the Comprehensive Plan will further the interests of its employees because the "displacement to employees of [ITT] that would be expected to occur following consummation of a hostile acquisition such as the Hilton Transaction is expected to be significantly greater than any disruption caused by the Distributions." ITT conveniently ignores the fact that it has already fired 65% of its headquarters staff in response to Hilton's bid and that, after the Spin-offs are complete, ITT and Destinations intend to "continue to search for additional opportunities to rationalize the organization and administration of [their] businesses" -- a euphemism for firing more employees.

         (d) ITT contends that the Comprehensive Plan will further the interests of its creditors. As noted above, however, in order to finance the Equity Tender Offer and the Debt Tender Offer, Destinations and ISI will be required to trash their balance sheets by incurring billions of dollars in new debt. Holders of ITT's pub-lic debt securities who fail to tender into the Debt Tender Offer will find that their investment grade paper has been transformed into risky junk bonds.

         (e) ITT maintains that the Comprehensive Plan "will allow [ITT] to eliminate at least one tier of corporate-level administration" -- the implication being that the Plan will result in greater efficiencies. This is nonsense. As a result of the Spin-offs, where there is today one company, there will soon be three. Corporate functions that used to be performed by ITT for each of its subsidiaries will have to be replicated at each of Des-tinations, ESI and ISI, resulting in more, not less, overhead.

                     ITT's Misleading Disclosures
                   Regarding the Comprehensive Plan

         58. In its desperation to portray the Comprehensive Plan as beneficial to ITT's shareholders, ITT has made selective disclosure of wildly unrealistic projections regarding the future performance of its gaming business. ITT has deliberately disseminated these extremely aggressive projections in the hope that the stock market would assign a greater value to the stock of Destinations (and the Comprehensive Plan generally) than ITT's actual performance warrants.

         59. The performance of ITT's gaming operations during 1997 has been disappointing. On July 16, 1997, ITT reported second quarter 1997 earnings before interest, taxes, depreciation and amortization ("EBITDA") for its gaming operations of only $67 million, as compared with $78 million in the second quarter 1996. ITT attributed this decline to significant construction activity at its Caesars casinos in Las Vegas and Atlantic City. That construction is continuing and is not expected to be completed until at least year end 1997.

         60. The construction at the Caesars properties in Las Vegas and Atlantic City is not the only factor negatively impacting ITT's casino business. The Las Vegas and Atlantic City markets are intensely competitive; many industry observers believe that the Las Vegas market is already overbuilt; and several of ITT's principal competitors are expanding existing facilities or are soon to open mammoth new facilities (such as the 3000-room, $1.45 billion Bellagio casino scheduled to open in September 1998, and Hilton's $760 million, 3,200-room Paris casino scheduled to open in late 1998).

         61. Notwithstanding this difficult environment for ITT's gaming operations, at a July 16, 1997 presentation to stock analysts on the Comprehensive Plan, ITT forecast that, in comparison to expected gaming EBITDA for full year 1997 of $270 million, in 1998 it would achieve gaming EBITDA of $440 million -- a $170 million, or 63 percent, improvement in one year. ITT's forecasts were both oral and written, and its written forecasts were not accompanied by any cautionary statements identifying important factors that could cause ITT's actual results to differ materially from the projected results and which have not been made generally available to ITT shareholders. ITT's forecasts lacked any reasonable basis in fact and were materially false and misleading. Thus:

         (a) ITT told the analysts that at Caesars Palace in Las Vegas, it expects EBITDA to increase from $115 million in 1997 to $180 million in 1998 -- a 56 percent jump. Most of the projected improvement ($50 million of the $65 million) was attributed to an increase in the number of overnight guests as ITT is currently con-structing a new tower at the Caesars Palace property. This portion of the projection is predicated on the assumption that Caesars' operating margins will improve over current levels. This is an unreasonable assumption. Among other factors, when Bellagio and Paris open their facilities in 1998, Caesars' operating margins are likely to decline significantly as its marketing costs will increase in a more competitive environment. The remaining $15 million improvement is attributed to "incremental foot traffic" from the Bellagio and the Forum Two shops -- a retail arcade adjacent to the Caesars Palace property that will open to the public in September 1998. A more realistic assumption is that the opening of the new Bellagio (in close proximity to the older Caesars property) will draw business from Caesars, not bring business to it. The projection is also unreasonable because it assumes that current levels of foot traffic from the existing Forum One shopping arcade will remain unchanged; a more reasonable assumption is that the opening of Forum Two will "cannibalize" some of the retail activity at Forum One and that the foot traffic from Forum One into the Caesar's Palace casino will decrease.

         (b) ITT told the analysts that at Caesars Atlantic City, EBITDA would increase from $118 million in 1997 to $165 million in 1998 -- a 39.8 percent leap -- because of an ongoing expansion project at that property.
              This, too, is an unrealistic assumption. Among other things, the Atlantic City construction project will not be completed until mid-1998, thus undercutting the notion that an additional $47 million in EBITDA will be realized that year.

         (c) ITT also told the analysts that a new riverboat casino in Harrison County, Indiana would generate $70 million in 1998 EBITDA (of which ITT's ownership share would be some $50 million). This projection is unrealistic; indeed, only a handful of the riverboat casinos in the United States generate annual EBITDA of $70 million. Moreover, the timetable for the potential opening of the casino makes it extremely unlikely that ITT can achieve this level of EBITDA during 1998. ITT has not yet obtained a permit from the Army Corps of Engineers to build the facilities that would let it dock the riverboat on the Ohio River. Even if the permit is obtained, the docking facilities will not be completed until the summer of 1998. Parking facilities and food outlets -- which are critical to the success of any riverboat casino -- will not be completed until June 1998 and September 1998 respectively. And the hotel adjacent to the riverboat will not be completed until December 1998.

                          FIRST COUNTERCLAIM

         62. Hilton repeats and realleges each of the allegations set forth in paragraphs 1 through 61 hereof as if fully set forth at length herein.

         63. In April 1997, ITT represented to this Court that the Board's purpose in delaying the Annual Meeting was to give ITT shareholders the time to make "a more informed decision as to the real value of both ITT and the Hilton Transaction." That representation has been proven to be false. Instead, ITT and the incumbent directors have used, and are threatening to use, the delay in ITT's annual meeting to develop a plan to disenfranchise shareholders and assure that the incumbent directors and current management of ITT retain their positions, regardless of the will of the shareholders.

         64. As hereinabove alleged, ITT: (a) has entered into management contracts, and has threatened to enter into additional management contracts, containing change of control penalty provisions that are triggered by the replacement of a majority of the incumbent ITT directors; (b) attempted to impose the Comprehensive Plan without a shareholder vote; (c) refused to hold the Annual Meeting until after the Comprehensive Plan has been implemented; (d) threatened to classify its Board of Directors without a shareholder vote so as to prevent the immediate removal of the entire Board; and (e) threatened to saddle ITT, Destinations and ITT shareholders with a $2.8 billion "tax poison pill." These actions have been taken for the primary purpose of impeding the effective exercise of the stockholder franchise in connection with the election of directors.

         65. Hilton is being, or will be, irreparably injured by plaintiffs' conduct and has no adequate remedy at law.

                          SECOND COUNTERCLAIM

         66. Hilton repeats and realleges each of the allegations set forth in paragraphs 1 through 61 hereof as if fully set forth herein.

         67. The pursuit of the Comprehensive Plan, the FelCor transaction, the Desert Inn transaction, the threatened disposition of "crown jewel" hotels and other core assets subject to management contracts containing change of control penalty provisions, and the insertion of such provisions in ITT's management contracts for hotels that ITT currently manages but does not own, constitute unreasonable responses by the ITT Board of Directors to Hilton's tender offer. The cost of these responses to ITT, and the impact on the ability of ITT shareholders to determine the future of their company through the election of directors, is disproportionately large in relation to any "threat" allegedly posed to ITT by Hilton's tender offer. The ITT directors have thereby breached, and are threatening to continue to breach, their fiduciary duties to ITT shareholders.

         68. The change of control penalty provisions are a draconian response to Hilton's bid because they are designed to make ITT takeover-proof. If Hilton or any other non-approved bidder acquires control of ITT, and the change of control penalty is triggered, ITT and its shareholders stand to lose millions of dollars of value and receive nothing in return.

         69. The change of control penalty provisions are a preclusive and coercive response to Hilton's bid, particularly in view of the ITT Board's delay in calling the Annual Meeting. Because the ITT Board has refused to call a meeting, ITT shareholders cannot assert their right to vote out the incumbent directors before the change of control provisions are put into place. And once such provisions are in place, the ability of ITT shareholders to vote the incumbents out will be severely impeded because the provisions impose a potentially enormous cost to ITT if the ITT shareholders vote to replace a majority of the incumbent directors.

         70. The Comprehensive Plan is a draconian response to Hilton's bid. The "tax poison pill" provisions of the Plan threaten to create billions of dollars in tax liability to ITT and its shareholders, and the leverage that ITT will be required to incur to finance the Plan will seriously impair the ability of ITT and Destinations to compete. Certain of these risks could be reduced by delaying the Spin-offs until an IRS ruling is obtained or by structuring the Spin-offs such that the hotel and casino assets are retained by ITT and the telephone directories business is spun off. Neither of those alternatives was adopted by the ITT Board because doing so would have given the ITT shareholders a meaningful opportunity to vote a majority of the incumbent directors out of office -- an unacceptable result to directors bent on entrenchment.

         71. The Comprehensive Plan is a preclusive and coercive response to Hilton's bid as well. ITT has refused to permit its shareholders to vote on the Comprehensive Plan and intends to implement the Comprehensive Plan before the Annual Meeting is held. And once the Plan is in place, by virtue of the "tax poison pill" provisions, ITT will have succeeded in imposing potentially massive tax barriers to an acquisition of Destinations or ISI by Hilton. Moreover, by virtue of the "staggered board" provisions of the Plan, ITT shareholders will be precluded from removing a majority of the Destinations directors at the next annual meeting. By precluding ITT shareholders from choosing to sell the company and remove the incum-bent directors -- and by keeping in place the ITT poison pill which effectively prevents Hilton from accepting shares tendered by ITT shareholders in advance of any annual meeting -- the ITT Board is coercing the shareholders into accepting the alternative course it has chosen for them.

         72. Hilton is being, or will be, irreparably harmed by plaintiffs' conduct and has no adequate remedy at law.

                          THIRD COUNTERCLAIM

         73. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 61 hereof as if fully set forth at length herein.

         74. The Comprehensive Plan, the FelCor transactions, the Desert Inn transaction, and the threatened crown jewel dispositions and other asset dispositions announced or pursued by ITT in response to Hilton's tender offer reflect the ITT Board's abandonment of the company's long-term strategy and constitute a break-up of ITT. In this context, the Board's fiduciary duty is to seek to obtain the best available terms for ITT's shareholders and not to favor one potential acquiror over another or one type of financial alternative over another. In pursuing this objective, the ITT directors have a duty to inform themselves, prior to making business decisions, of all material information reasonably available to them. The ITT directors have not sought to obtain the best available terms for ITT shareholders and have not properly informed themselves. They have thereby breached, and are continuing to breach, their fiduciary duties to ITT shareholders.

         75. Hilton is being, or will be, irreparably injured by plaintiffs' conduct and has no adequate remedy at law.

                          FOURTH COUNTERCLAIM

         76. Hilton repeats and realleges each of the allegations set forth in paragraphs 1 through 61 hereof as if fully set forth at length herein.

         77. The members of the ITT Board of Directors have acted in bad faith and in breach of their duty of loyalty to the shareholders of ITT by placing their own personal interests and the interests of ITT management ahead of the interests of ITT stockholders.

         78. Hilton is, or will be, irreparably injured by plaintiffs' conduct and has no adequate remedy at law.

                          FIFTH COUNTERCLAIM

         79. Hilton repeats and realleges each of the allegations set forth in paragraphs 1 through 61 hereof as if fully set forth herein.

         80. Under Nevada law, once a corporation has issued stock, it may not amend its articles of incorporation without the approval of its shareholders.

         81. ITT is threatening to violate this requirement by spinning off its "core" assets into a subsidiary -- to be run by the same senior management team and Board of Directors and under the same corporate name -- and, without a shareholder vote, adopting articles of incorporation for the subsidiary that contains a "staggered board" provision.

         82. Hilton is, or will be, irreparably injured by plaintiffs' conduct and has no adequate remedy at law.

                          SIXTH COUNTERCLAIM

         83. Hilton repeats and realleges each of the allegations set forth in paragraphs 1 through 61 hereof as if fully set forth herein.

         84. Under Nevada law, ITT may not engage in a sale of all or substantially all of its property and assets without the approval of the holders of a majority of its voting stock at a meeting of the shareholders called for that purpose.

         85. ITT is threatening to sell all or substantially all of its property and assets without the required shareholder vote.

         86. Hilton is being, or will be, irreparably injured by plaintiffs' conduct and has no adequate remedy at law.

                         SEVENTH COUNTERCLAIM

         87. Hilton repeats and realleges each of the allegations set forth in paragraphs 1 through 61 hereof as if fully set forth herein.

         88. In connection with a tender offer for its own shares and the ITT shareholders' purchases and sales of ITT shares, ITT has made material misstatements of material fact and has made material omissions of fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, in that, among other things:

         (a) ITT has disseminated unrealistic projections, made without any reasonable basis in fact, to the investment community;

         (b) ITT has failed to include realistic projections in its Equity Tender Offer and other SEC filings relating to the Comprehensive Plan;

         (c) ITT has misrepresented its purposes for adopting the Comprehensive Plan.

         89. ITT has made these material misstatements and omissions with the deliberate intent to mislead its stockholders and the investing public generally about the value and true purposes of the Comprehensive Plan.

         90.  By reason of the foregoing, ITT has violated
Sections 10(b) and 13(e) of the Securities Exchange Act of 1934 and the rules and regulations thereunder. The members of ITT's Board of Directors are controlling persons of ITT under Section 20(a) of the Securities Exchange Act and are liable for ITT's violations thereof.

         91. Hilton is, or will be, irreparably injured by plaintiffs' conduct and has no adequate remedy at law.

         WHEREFORE, Hilton seeks judgment:

         (a)  Dismissing the Complaint with prejudice;

         (b) Declaring that the ITT Board has unlawfully interfered with the ITT shareholders, exercise of their corporate franchise;

         (c) Enjoining counterclaim defendants from taking any steps to implement the Comprehensive Plan before ITT's 1997 Annual Meeting is held;

         (d) Requiring counterclaim defendants to put the Comprehensive Plan to a vote of the ITT shareholders;

         (e) Enjoining counterclaim defendants from taking any steps to implement the Comprehensive Plan;

         (f) Declaring that the ITT Board has acted on an uninformed basis and outside its powers and has exercised its powers in bad faith and with a view to advancing its own interests and the interests of ITT management rather than the interests of the corporation and its shareholders;

         (g) Declaring that the Comprehensive Plan constitutes an unreasonable response to the Hilton offer;

         (h) Declaring that the Comprehensive Plan, together with the other actions taken by ITT in response to the Hilton offer, constitute an abandonment of ITT's long-term strategy and a break-up of ITT and that, accordingly, the ITT Board's fiduciary duty is to seek to obtain the best available terms for ITT's shareholders and not favor one potential acquiror over another or one type of financial alternative over another;

         (i) Declaring that Hilton has standing to claim that the Comprehensive Plan violates the Board's fiduciary duties and that Hilton has standing to pursue an injunction against the Plan;

         (j) Enjoining counterclaim defendants from inserting in the Destinations articles of incorporation any provision designed to impede a takeover bid by Hilton, including a provision for a "staggered board", and enjoining Destinations from adopting a Shareholder Rights Plan;

         (k) Enjoining counterclaim defendants from refusing to redeem the rights issued to ITT's shareholders under the Shareholder Rights Plan and refusing to make the provisions of the Nevada Control Share Acquisition and Business Combination Statutes inapplicable to Hilton's tender offer for ITT stock;

         (l) Requiring counterclaim defendants to conduct a fair and open auction of ITT;

         (m) Enjoining counterclaim defendants from entering into any further disposition of ITT's assets unless they conduct a fair and open auction for such assets in which Hilton can participate on an equal basis with all other potential purchasers;

         (n) Enjoining counterclaim defendants from selling any further assets of ITT without the approval of ITT shareholders, as required by Nevada law;

         (o) Rescinding the FelCor transaction or any other disposition of hotel or casino assets by ITT;

         (p) Invalidating the change of control penalty provisions in ITT's management agreement with FelCor;

         (q) Rescinding the Desert Inn Agreement and enjoining counterclaim defendants from taking any further steps in furtherance of the Desert Inn transaction;

         (r) Enjoining counterclaim defendants from entering into any agreements containing change of control penalty provisions with purchasers of ITT's assets or with the owners of hotels managed by ITT;

         (s) Enjoining the individual counterclaim defendants from engaging in any further actions aimed at entrenching themselves in office in violation of the fiduciary duties owed by counterclaim defendants to the ITT shareholders;

         (t) Awarding Hilton damages against counterclaim defendants in an amount to be determined at trial, as well as counterclaim defendants' costs of suit, including reasonable attorneys' fees; and

         (u) Granting Hilton such other and further relief as the Court may deem just and proper.

Dated:   August 5, 1997
         Las Vegas, Nevada

                       SCHRECK MORRIS


                       By: /s/ Steve Morris

                       STEVE MORRIS
                       KRISTINA PICKERING
                       MATTHEW MCCAUGHEY
                       1200 Bank of America Plaza
                       300 South Fourth Street
                       Las Vegas, Nevada  89101
                       (702) 474-9400

                       WACHTELL, LIPTON, ROSEN & KATZ
                       BERNARD W. NUSSBAUM
                       KENNETH B. FORREST
                       ERIC M. ROTH
                       MARC WOLINSKY
                       51 West 52nd Street
                       New York, New York  10019
                       (212) 403-1000

                           Attorneys for Defendants
                         and Counterclaimants
                         HILTON HOTELS CORPORATION
                         and HLT CORPORATION

                    CERTIFICATE OF SERVICE

         Pursuant to Fed. R. Civ. P. 5(b), I certify that I am an employee of SCHRECK MORRIS and that on this day I deposited for mailing in the U.S. Mail at Las Vegas, Nevada, a true copy of the following enclosed in a sealed envelope upon which first class postage was prepaid: ANSWER AND COUNTERCLAIM and also:

              HAND DELIVERED TO:

              Thomas F. Kummer, Esq.
              Kummer Kaempfer Bonner & Renshaw
              7th Floor
              3800 Howard Hughes Parkway
              Las Vegas, Nevada 89109

              VIA FACSIMILE AND OVERNIGHT MAIL:

              Rory Millson - Fax: 212-474-3700
              Cravath, Swaine & Moore
              Worldwide Plaza
              825 Eighth Avenue
              New York, New York   10019-7475

              VIA FACSIMILE AND REGULAR MAIL:

              Bernard W. Nussbaum - Fax: 212-403-2000
              Eric M. Roth
              Marc Wolinsky
              Meir Feder
              Scott L. Black
              Wachtell, Lipton, Rosen & Katz
              51 West 52nd Street
              New York, NY 10019

     Dated this 5th day of August, 1997.


                   /s/ Dana K. Provost
                       Dana K. Provost